FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                        Form 20-F  __X__    Form 40-F  ____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                           Yes   ____          No      __X__

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                           Yes   ____          No      __X__

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:
                           Yes   ____          No      __X__


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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    ENDESA's Power Output Increased by 7.6% in the First Four Months of 2004


    NEW YORK--(BUSINESS WIRE)--May 20, 2004--ENDESA (NYSE-ELE):

    -- The company produced 27,499 GWh in the ordinary peninsular system, 4,377 GWh in the extrapeninsular system and 1,470 GWh in co-generation and renewables in the first four months of 2004.

    -- Rainfall on the Spanish mainland was low during this period, causing a 10.6% decline in hydro output compared to the same period of last year.

    -- ENDESA's coal-fired power plants and CCGTs increased their output by 8% and 113%, respectively.

    ENDESA (NYSE-ELE) produced 33,346 GWh of power in Spain in the first four months of the year, an increase of 7.6% on the same period of 2003. Power output in the ordinary peninsular system was 27,499 GWh -a 7.8% rise- and in the Balearic and Canary Islands and Ceuta-Melilla systems the Company produced 4,377 GWh, also a 7.8% increase. Energy produced via co-generation and renewables amounted to 1,470 GWh, a 3.6% advance.
    Hydro conditions on the Spanish mainland in the first quarter of the year were dry, causing generators as a whole to reduce their hydro output compared to last year. ENDEDA's hydro output was 4,042 GWh, a 10.2% decline on 2003.
    The rest of ENDESA's technologies recorded sharp increases in production. Generation by the coal plants (12,032 GWh) and CCGTs (1,892 GWh) increased by 8% and 113.8%, respectively, due to a higher load factor and the start-up of the Tarragona CCGT last summer. Nuclear output grew 6.1% to 9,249 GWh due to higher availability.
    Production by co-generation and renewables increased by 3.6% in the first four months of the year, due mainly to a 20.2% rise in wind-powered generation.
    Accordingly, the generation mix is becoming increasingly balanced each year. Out of every 100 GWh generated by ENDESA, 43 are coal based, 34 are nuclear, 15 hydro and 7 come from CCGTs, with just 1 GWh generated with fuel-oil/gas plants.
    This balanced asset portfolio provides ENDESA with stable generation in any hydro scenario, making it less vulnerable to hydro volatility in the peninsula.

    For additional information please contact David Raya, North America Investor Relations Office, telephone # 212 750 7200

    http://www.endesa.es

    ENDESA's generation assets in Italy and Latin America also performed well. In Italy, the company produced 5,394 GWh of power through April, 16.6% more than in 2003, while in Latin America output increased by 22.2% (especially in Brazil, with an increase of 200% thanks to the start-up of the Fortaleza CCGT) to 13,392 GWh.

    CONTACT: ENDESA
             North America Investor Relations Office:
             David Raya, 212-750-7200




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ENDESA, S.A.

Dated: May 20th, 2004        By: /s/ David Raya
                                 --------------------------------------
                                     Name: David Raya
                                     Title: Manager of North America Investor
                                            Relations